SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                         ____________________


                               FORM 11-K
                             ANNUAL REPORT

                         ____________________


                   Pursuant to Section 15(d) of the

                    Securities Exchange Act of 1934


                         ____________________


              For the Fiscal Year Ended December 31, 1999


                         _____________________


                     PENNZOIL-QUAKER STATE COMPANY
                    THRIFT AND STOCK PURCHASE PLAN

                      Commission File No. 1-14501

                        ______________________

                     PENNZOIL-QUAKER STATE COMPANY

                    Pennzoil Place, P. O. Box 2967
                      Houston, Texas  77252-2967
(Name of issuer of securities held pursuant to the plan and address of its principal executive office)

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               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Administrative Committee,
Pennzoil-Quaker State Company
Thrift and Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of the Pennzoil-Quaker State Company Thrift and Stock Purchase Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999, included as Schedule I, and nonexempt transactions for the year ended December 31, 1999, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        ARTHUR ANDERSEN LLP

Houston, Texas
June 26, 2000


                        PENNZOIL-QUAKER STATE COMPANY
                        THRIFT AND STOCK PURCHASE PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                          DECEMBER 31, 1999 AND 1998


                                                   1999             1998
                                               ------------     ------------
ASSETS:

  Investments, at fair value (Note 3)          $34,413,974      $35,237,768

  Receivables
    Employee contributions                          42,340           78,842
    Company contributions                           16,712           27,442
                                               ------------     ------------
                                                    59,052          106,284

NET ASSETS AVAILABLE FOR BENEFITS              $34,473,026      $35,344,052
                                               ============     ============

 The accompanying notes are an integral part of the financial statements.


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


                   PENNZOIL-QUAKER STATE COMPANY
                   THRIFT AND STOCK PURCHASE PLAN

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEAR ENDED DECEMBER 31, 1999







NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                          $35,344,052

CONTRIBUTIONS
  Employee                                                     3,296,230
  Employer                                                     1,256,236
  Rollovers from qualified plans                                  97,125
                                                             ------------
                                                               4,649,591

INVESTMENT INCOME
  Dividends and interest                                       2,575,703
  Loan repayment interest                                        117,335
  Net depreciation in fair value of investments (Note 3)      (2,208,468)
                                                             ------------
                                                                 484,570

DISTRIBUTIONS AND WITHDRAWALS                                 (5,987,155)

ADMINISTRATIVE EXPENSES                                          (16,401)

NET TRANSFERS TO OTHER PLANS                                      (1,631)
                                                             ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                                $34,473,026
                                                             ============

 The accompanying notes are an integral part of the financial statements.



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

PENNZOIL-QUAKER STATE COMPANY THRIFT AND STOCK PURCHASE PLAN

                NOTES TO FINANCIAL STATEMENTS

                      DECEMBER 31, 1999



1.   DESCRIPTION OF PLAN:

General

The Pennzoil-Quaker State Company Thrift and Stock Purchase Plan (formerly the Quaker State Corporation Thrift and Stock Purchase Plan) (the Plan) is a defined contribution and profit sharing plan available to certain former employees of Quaker State Corporation, a wholly owned subsidiary of Pennzoil-Quaker State Company (the Company), and certain employees of subsidiaries of Quaker State Corporation who have  reached  age  21  and  are not  participating  in  the
Pennzoil-Quaker  State  Savings and  Investment  Plan.   The
following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Administration

The Plan is administered by an administrative committee (the Administrative Committee) consisting of at least three members appointed by the Board of Directors of the Company. Fidelity Management Trust Company is sole trustee of the Plan. All administrative expenses are borne by the Company with the exception of fees for investment management and loan processing fees for participant loans. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Under the Plan, certain participants may elect to make contributions on a tax-deferred basis in the form of a salary reduction (Tax-Deferred Contributions) up to the lesser of 15% of their compensation or $10,000 (as adjusted annually by the Internal Revenue Service (IRS)). Some highly compensated employees are limited to lower contributions to satisfy IRS discrimination testing limits. In addition, employees may elect to make contributions on an after-tax basis in the form of a payroll deduction (Thrift Contributions) of up to 6% of their compensation; however, the sum of the Thrift Contributions and the Tax-Deferred Contributions cannot exceed 15% of the participant's compensation. For contribution purposes, not more than $160,000 of a participant's compensation (as adjusted annually by the IRS) can be taken into account for any one calendar year. Subject to limitations, the Company will make contributions (Company Matching Contributions) in an amount equal to 50% of a participant's total contributions paid each pay date up to a maximum of 6% of that participant's salary. In addition, the Plan accepts rollover contributions from employees' former employer qualified plans and conduit IRAs.

Investment Options

All Company contributions are invested in Pennzoil-Quaker State common stock; however, participants may select any one or more of the funds for their contributions in 1% increments. Employee contributions are invested, as designated by participating employees, in eight mutual funds, one money market fund and/or Pennzoil-Quaker State common stock. A separate account is maintained for each participant that reflects the participant's contributions, employer's withdrawals, and the participant's allocable share of the Plan's investment earnings.

Participant Loans

A participant may apply to the Administrative Committee of the Plan to borrow from his or her accounts, subject to certain limitations. Each loan is to be repaid over a period not to exceed five years or ten years for certain loans related to a participant's primary residence.

The interest rate applied to a new loan is the current prime rate as reported in the Wall Street Journal plus one percent. Principal and interest payments are generally made through payroll deductions and are credited to the participant's individual employee loan account(s).

As   of   December  31,  1999,  there  were  581  loans   to
participants, maturing from 2000 to 2007, with interest rates ranging between 8.0 % and 9.5 %. As of December 31, 1998, there were 743 loans to participants, maturing from 1999 to 2008, with interest rates ranging between 7.9% and 10.5%.

Vesting

Participants are fully vested in all contributions made to the Plan plus actual earnings thereon.

Participant Accounts and Benefit Payments

An account is maintained for each participant, which is credited daily with the participant's contributions and an allocation of Company matching and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from that participant's account. Benefits are payable to participants or their beneficiaries at retirement, permanent disability, death or termination of service.

Withdrawals

Withdrawals may be made from either an employee's previous pretax or after-tax contributions, net of previous withdrawals, upon written notice to the Administrative Committee of the Plan. After-tax withdrawals result in the participant's forfeiture of the right to participate in the Plan for 180 days. Pretax withdrawals are allowed only when the participant's age is 59-1/2 or older, unless a financial hardship exists. Hardship withdrawals will cause the participants to be suspended from making further contributions for 365 days.

Distribution of Benefits

Benefits that are vested are payable to participants or their beneficiaries at retirement, permanent disability, death or termination of service.

Termination or Amendment of the Plan

The Plan may be terminated, amended, or modified by the Board of Directors of the Company at any time. Upon complete or partial termination of the Plan, or complete discontinuance of contributions, the rights of each affected participant to amounts credited to his or her accounts shall be nonforfeitable.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are presented under the accrual basis of accounting. Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operation of the Plan are not recorded as a liability of the Plan but are classified as a component of net assets available for benefits. There are no such amounts at December 31, 1999.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Asset Valuation

The Plan's investments are reflected in the accompanying financial statements at year-end current values, which represent fair values. For common stocks, fair value was determined by using the applicable closing price of the common stock as listed on the New York Stock Exchange on the last trading day of the Plan year. For all mutual funds, fair value was determined based on the closing price of the mutual fund as listed on the applicable stock exchange on the last trading day of the Plan year. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net   appreciation  or  depreciation  in   fair   value   of
investments consists of realized gains or losses on sales of investments and unrealized appreciation or depreciation in fair value of investments.

Other

Administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company and therefore, are not expenses of the Plan.

3.   INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets.



                                                                December 31,
                                                            1999           1998
                                                        -------------  -------------
Pennzoil-Quaker State Company common stock              $  7,392,671   $ 10,450,974
Fidelity Magellan Fund                                     4,312,503      3,010,939
Fidelity Contra Fund                                       3,884,285      2,992,961
Fidelity Growth & Income Fund                              9,195,070      8,889,954
Fidelity Retirement Money Market Fund                      2,252,605      2,269,150


During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,208,468 as follows:

Common stock                                            $ (3,343,680)
Mutual funds                                               1,135,212
                                                        -------------
                                                        $ (2,208,468)
                                                        =============


4.   NONPARTICIPANT-DIRECTED INVESTMENTS:

Information   about  the  net  assets  and  the  significant
components  of  the  changes  in  net  assets  relating   to
nonparticipant-directed investments is as follows:


                                                                   December 31,
                                                               1999           1998
                                                          -------------   -------------
Net Assets:
  Common stock                                            $  4,522,044    $  6,070,830
  Money market accounts                                        159,474          99,183
  Company contributions receivable                              16,712          27,442
                                                          -------------   -------------
                                                          $  4,698,230    $  6,197,455
                                                          =============   =============


                                                            Year Ended
                                                         December 31,1999
                                                          -------------
Changes in Net Assets:
  Contributions                                           $  1,256,237
  Dividends and interest                                         1,197
  Loan repayment interest                                        2,867
  Net depreciation                                          (1,706,719)
  Distributions and withdrawals                             (1,062,417)
  Transfers among funds                                         (3,281)
  Transfers to other plans                                      (1,631)
  Participant loans                                             14,522
                                                          -------------
                                                          $ (1,499,225)
                                                          =============


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

5.   FEDERAL INCOME TAXES:

The IRS has determined and informed the Company by a letter dated January 27, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (IRC). Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Thrift Contributions are included in the participant's income in the year the payroll deductions are made and are not deductible by the participant for federal income tax purposes. Tax-Deferred Contributions are not included in the participant's income for federal income tax purposes and, therefore, are not subject to federal income tax or withholding at the time of contribution.

Company Matching Contributions and earnings reinvested into the various funds are not taxable to the participant until distributed or a deemed distribution of a loan has occurred.

6.   RISKS AND UNCERTAINTIES:

The Plan provides for various investments in common stock, mutual funds, and money market accounts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

7.   RELATED-PARTY TRANSACTIONS:

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $16,401 for the year ended December 31, 1999.

8.   SUBSEQUENT EVENTS:

Effective January 1, 2000, the Plan was amended to restrict contributions to the Plan only to employees of Blue Coral, Inc. and the Company's Canadian subsidiaries, including
Quaker State, Inc. and Valley Camp, Inc.

Effective January 1, 2000, the Plan was amended to allow participants who have attained age 55 to direct full shares of Pennzoil-Quaker State common stock held in company matching contributions accounts, profit sharing accounts, Tye profit sharing accounts, and ESOP accounts to be liquidated and the proceeds invested among the other funds.

                                                                                     SCHEDULE I


                                      PENNZOIL-QUAKER STATE COMPANY
                                      THRIFT AND STOCK PURCHASE PLAN

                               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                             DECEMBER 31, 1999



                                                                                                        Current
     Identity of Issue/Description               Principal/Shares or Units              Cost             Value
     -----------------------------               -------------------------           -----------      -----------
Pennzoil-Quaker State Company <F1>             725,661 shares--$.10 par value        $12,458,805      $ 7,392,671
Fidelity Institutional Cash Portfolio <F1>                                               260,707          260,707
Fidelity Puritan Fund <F1>                     70,027 units                               <F2>          1,332,605
Fidelity Magellan Fund <F1>                    31,563 units                               <F2>          4,312,503
Fidelity Contra Fund <F1>                      64,717 units                               <F2>          3,884,285
Spartan U.S. Equity Fund <F1>                  8,319 units                                <F2>            433,357
Fidelity Investment Grade Bond Fund <F1>       212,958 units                              <F2>          1,467,282
Fidelity Growth & Income Fund <F1>             194,976 units                              <F2>          9,195,070
Fidelity Low-Priced Stock Fund <F1>            64,380 units                               <F2>          1,457,573
Fidelity Diversified International Fund <F1>   46,132 units                               <F2>          1,181,900
Fidelity Retirement Money Market Fund <F1>     2,252,605 units                            <F2>          2,252,605
Pennzoil-Quaker State Company Thrift and
Stock Purchase Plan Participant loans at
  interest rates ranging from 8.0% to 9.5%                                                <F2>          1,243,416
                                                                                                      -----------


                                                                                                      $34,413,974
                                                                                                      ===========



<F1> Represents exempt party-in-interest.
<F2> Cost omitted for participant-directed investments.

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
                                                                                     SCHEDULE II

                           PENNZOIL-QUAKER STATE COMPANY
                           THRIFT AND STOCK PURCHASE PLAN

                         SCHEDULE OF NONEXEMPT TRANSACTIONS
                        FOR THE YEAR ENDED DECEMBER 31, 1999



                           Relationship to Plan                                                                        Earnings
     Identity of               Employer or                                                                   Amount    Incurred
   Party Involved        Other Party-in-Interest                Description of Transaction                   Loaned     on Loan
---------------------    -----------------------    ---------------------------------------------------      ------    --------

Pennzoil-Quaker State
Company                        Employers            Lending of monies from the Plan to the Employers-,
                                                    employee contributions were due on January 22, 1999
                                                    and not remitted until February 2, 1999.  Earnings
                                                    were based on actual return on investments.              $1,124     $    35
Pennzoil-Quaker State
Company                        Employers            Lending of monies from the Plan to the Employers-,
                                                    employee contributions were due on September 28, 1998
                                                    and not remitted until May 12, 1999.  Earnings were
                                                    based on actual return on investments.                    1,553         117
Pennzoil-Quaker State
Company                        Employers            Lending of monies from the Plan to the Employers-,
                                                    employee contributions were due on June 21, 1999
                                                    and not remitted until June 30, 1999.  Earnings were
                                                    based on actual return on investments.                   15,925       1,039
Pennzoil-Quaker State
Company                        Employers            Earnings on lending of monies from the Plan to the
                                                    Employers-, employee contributions were due in 1997
                                                    and not remitted until July 13, 1999.  Earnings were
                                                    based on actual return on investments.                     -          3,163
Pennzoil-Quaker State
Company                        Employers            Earnings on lending of monies from the Plan to the
                                                    Employers-, employee contributions were due in 1998
                                                    and not remitted until July 13, 1999.  Earnings were
                                                    based on actual return on investments.                     -            979

                               SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned thereunto duly authorized.



                                 PENNZOIL-QUAKER STATE COMPANY
                                 THRIFT AND STOCK PURCHASE PLAN



                                 By  S/N  MARK S. ESSELMAN
                                 Mark S. Esselman
                                 Chairman of the Administrative
                                 Committee


June 28, 2000



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




               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



      As independent public accountants, we hereby consent to the incorporation of our report dated June 26, 2000, included in this Form 11-K, into Pennzoil-Quaker State Company's previously filed Registration Statement File No. 333-72835.


                                                   ARTHUR ANDERSEN LLP

Houston, Texas
June 26, 2000